



JOIN THE WITHFRIENDS COMMUNITY

Raised $106,807 from 116 investors on November 2018

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female founder   entertainment   tech   software

A Membership Tool To Preserve Cultural Spaces in Our Cities

We help music venues, art galleries, and other cultural spaces set up quality membership programs, which builds crucial monthly recurring revenue. During ticket sale check out, we give customers quick and easy actionables to sign up for memberships, giving them the opportunity to support their favorite spaces. Running a great monthly membership program can double the revenue of these cultural spaces, helping them afford to stay in our cities and keep making them beautiful places to live.

Kunal Gupta
Co-Founder & Engineer
Founder @babycastles videogames gallery, CoFounder @thesilentbarn music venue, musician @loudobjects



Preserve Your City's Culture WithFriends

Why you may want to invest

1   Since launching, 8,500+ attendees have bought tickets for 450+ events.

2   1700+ of those attendees became members (~20%), raising over $100k in additional revenue, or $11 for every attendee

3   We've targeted and are in active discussions with over 120 accounts, with over 30 launched.

4   Founders all have 10+ years experience as arts-based entrepreneurs in New York City.

5   Piloting program with 3 large music venues -- House of Yes, Le Poisson Rouge, and Elsewhere -- each projected to sign hundreds of new members up every month.

6   Imminent product feature will make it 3x faster to bring our fundraising services to the people who need them.

7   Filing over $1,200 in monthly revenue while in private beta mode.

Our Ambition

While currently in private beta, we've found that we can convert around 20% of a venue's existing audience into members. Once our platform is public, we want to offer our game-changing tool not just to music and art venues, but bookstores, record shops, or any small business competing with large corporate retail. By helping small businesses develop a stable new source of income, we can ensure that

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our cities will support innovative, vibrant, diverse culture for decades to come, even as they grow

📄 Withfriends_Pitch_Deck.pdf

📄 New_Pitch_Deck.pdf

https://withfriends.co

New York, NY 🐦 f 📷 ▶ V 📶

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Why I Like Withfriends

" The financial challenges to starting and running art spaces today are staggering, but the team at Withfriends knows that better than anyone. This platform may offer exciting new options for a whole new generation of artists and organizers.



Alanna Heiss
FOUNDER, MOMA PS1

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THE BUZZ ABOUT WITHFRIENDS

" There's been a massive shift in the desire for more cultural events and meetups, but many of the current systems don't actually work well for the young organizations that are shaping this future. Withfriends has been bridging these gaps and the overwhelming demand the team has been getting is absolutely fantastic. I'm proud to have known the duo leading the way for a while, and they're just getting started.

 **Sumeet Shah**
Chief Strategy Officer, NewsPicks USA // VC in Residence, Galvanize // Alum, Brand Foundry VC

" Withfriends has been a game changer for us. By allowing guests to become members of our Community Arts Space and Shared Kitchen, it not only gives us the opportunity to connect deeply with sympathizers supportive of our mission, but we can do things specifically for them -- offer exclusive access to our growing music database, free admission to public events, complimentary drinks at events, or access to products from our kitchen. We encourage all our promoters and private bookings to use Withfriends as their ticket sales portal, as it makes promotion and attendee management a breeze. I wish I had more than a blurb to sing their praises but I'm grateful to have the Withfriends team working with me on this ever-evolving space!

 **Rich Awn**
Magick City, Shared Kitchen Operator

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" Artists, collectives, and independent venues should be working together to share audiences and support one another. I use Withfriends because I believe in independent arts and culture in New York City.

 **Jeff Stark**
Event Organizer, Nonsense

" As an artist who wears many hats, I love the way that Withfriends allows me to integrate different streams of income while still being fully in control, whether it's crowdfunding resources for the communities I care about the most or tracking ticket sales for a show.

 **Enongo Lumumba-Kasongo**
Touring Musician, Sammus

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Kunal Gupta / Babycastles - MICA Game Lab
Kunal Gupta is an artist, programmer, musician, and entrepreneur. He's founder of Babycastles, an art gallery for independent video games, co-founder of Silent Barn, a collectively run art & music venue in Bushwick, and performs in electronic music trio
March 7, 2018 @ gamelab.mica.edu


2018 withfriends - Do More With Friends - Medium
There are so many exciting things for us to share with you all in January. We have got a whole new look and feel coming up, a fresh intro video, and we'll be growing our team! See you in the New...
December 29, 2017 @ medium.com


Friends Founder, Kunal Gupta - ColumbiaVC - Medium



According to Kunal, Friends is the answer to a major issue plaguing American cities. Art venues are disappearing rapidly and with no ability for the people who love them, to directly help them stay open. Working to bridge that gap, Kunal and his co-
December 5, 2017 @ medium.com



Updates for Friends: Week of 9/21 - Do More With Friends - Medium

We gave a talk opening for David Byrne at Ideas City. We launched 2 more pilot accounts. We're now at 4 launched, 4 in setup, and 75 in progress. Our conversion to supporters has been consistent so far!
September 23, 2017 @ medium.com

Joyful Noise in Silent Barn, an Alt-Arts Mecca in Brooklyn

The first Silent Barn was born in 2006, an art-covered Shangri-La for hipsters, with old couches perched on flights of risers in the main performance space and a dingy basement that housed Mr. Gupta's pioneering video-game collective, Babycastles. In
January 1, 2015 @ nytimes.com

At Babycastles, Arcade Games to Make You Cry

ON my first visit to Babycastles, an independent arcade in Queens, I watched as two young women explained to a friend the rules of a video game. It didn't involve fighting, special moves or guns, but it was full of big-headed cartoon characters
May 14, 2015 @ nytimes.com

Preserving Culture Through Simple Memberships

Beloved cultural spaces have ardent fans, but those fans often have no way of offering long-term support. We give customers easy access to memberships in a process that lasts only 10 - 15 seconds. So far, 20% of ticket buyers have converted to members, meaning 1,728 reoccurring members have pledged over $100,000 to their favorite spaces. On our end, we take 5% of each monthly payment, plus $1 and 2.5% for tickets. Over the last three months, we've averaged a little over $1,200 in revenue per month, with March 2018 over $2,000 halfway through the month.



582 Bent puts on great events every week,

Keeping Amazing Spaces Afloat

We have over 28 companies actively selling tickets and bringing in memberships and have another 33 in the setup process. Check out our fundraising pages for Educated Little Monsters, Little Cinema, and Death by Audio.







Elsewhere: *"A live music venue, nightclub and arts space, housed in a 24,000+ square foot converted warehouse." Bushwick, Brooklyn*

North Brooklyn Farms: *"An urban green space where people connect with nature & agriculture." Williamsburg, Brooklyn*

Babycastles: *"An exhibition space for video games created by diverse independent artists from around the world." Manhattan, New York*



We Occupy a Unique Spot in the Fundraising Market

For years, we've seen understaffed small businesses try and keep track of memberships manually, but this is wildly inefficient. There's a need without a good tool, as larger crowdfunding companies aren't following our space-related model, so the territory to make membership programs easy for small businesses is open.



Our Progress So Far



We raised $50,000 to grow Withfriends!

We successfully raised $50,000 to grow Withfriends through our Wefunder campaign. To celebrate, we hosted a dinner in Bushwick, Brooklyn with organizers from Tile Table, Park Church Co-op, Nonsense NY, Rubulad, Brooklyn Kitchen, Cloud City



July 2016

Prototype Launched in New York

We test our concept with 12 organizations.

November 2016

Product Creation Begins

After seeing 30% of ticket-buyers on our prototype consistently choose to support the venues they attend, we're inspired to create a product that can channel this support to many more event spaces.

July 2017

We Sign Our First Acount

Our first account is with Silent Barn, a collectively directed art space in Brooklyn, New York.

August 2017

First 100 Users Sign Up

Plus, our ticket revenue processed tops $2,000, with $2,000 additional revenue pledged as support.

September 2017

Tickets Sold Tops 200 and Begins to Speed Up

We also sign a new featured account, Ambient Church, an experiential event series dedicated bringing new ecologies to architecturally unique spaces.

October 2017

Total Ticket Revenue is Close to $20,000

We're also almost to 100 paying members, and we've onboarded a new featured account, Blank Forms, a space for emerging and underrepresented artists working in experimental music, performance, dance, and sound art.

November 2017

Braya Invests in Withfriends

As a result, we move into their office in Manhattan. We're up to 10 accounts and over 300 supporting members.

December 2017

Silent Barn Launches Successful Fundraiser

The fundraiser hits almost $30,000 in a few days over Christmas, generating an enormous amount of press and traffic, and tripling the number of our paying supporters. We also onboard a new featured account, Nonsense NYC, a resource for weird events, strange happenings, and unique parties.

February 2018

More Than 30 Active Accounts in Vetted Private Beta

We're also able to onboard two large-scale music venues in our private beta, Le Poisson Rouge, and Little Cinema (at House of Yes).

March 2018

$150,000 in Ticket Revenue Processed

We've brought in over $100K in new annual revenue to our venues. Elsewhere - a live music venue, nightclub, and art space housed in a 24,000+ square foot converted warehouse in Bushwick, Brooklyn - will be our largest venue to date and is in the process of launching.

May 2018

Kitchen, Cloud City, Powerplant, Freedom Socialist Party, Little Cinema, North Brooklyn Farms, Elsewhere, Ed Varie, and many more. This funding will help us to bring memberships programs to your favorite venues, art spaces, nightclubs, dinner clubs, community farms, shared kitchen spaces, video game galleries, and all the cultural organizations that you love.

Let's Preserve Culture in Our Cities Together

As we write this letter, one of our community's most beloved icons is closing its doors. Have you heard the news about Silent Barn?

It's awful news, but it illustrates the terrible urgency of our new startup Withfriends - a platform to help us preserve culture in our cities.

We help music venues, art spaces, and people who organize cultural events set up memberships programs, and we help their audiences discover and buy into them. Running a great monthly membership program can double the revenue of cultural spaces, which means that cultural organizers can afford to stick around and keep making our cities beautiful places to live.

Withfriends was too late for Silent Barn, but just barely. They raised $30,000/year from 500 members on our platform, but they needed to do that years earlier.

Hundreds of thousands of cultural businesses in cities worldwide are in danger of being pushed out right now, just like Silent Barn. That is, if they don't have Withfriends in their hands as soon as possible so that it's not too late for them, too.

In 6 months, Withfriends has brought over $100K in new yearly revenue to 30 inspiring and iconic cultural organizers like Le Poisson Rouge, Elsewhere, House of Yes, Ambient Church, Nonsense NYC, Death By Audio Arcade, and Blank Forms.

So here's how you can help bring the same power to make spaces last to art organizers around the world:

We're raising money on Wefunder to tighten up our platform and bring it to 600 music venues and spaces by the end of the year. They will use Withfriends to thrive in their cities, not just survive.

Wefunder is a crowd-equity platform (that's also a cool, values-driven public benefit corporation). By participating, you would help save culture

public benefit corporation). By participating, you would help save culture around the world, and what's more, you would own shares in our company. Our excellent team - Kunal Gupta and his long-time collaborators Joe Ahearn and Martha Hipley (Babycastles, Clocktower, Shopwaper Gallery, Death By Audio, Pioneer Works, and more) will work our butts off to make those shares valuable for you over the next few years by doing a really great job at achieving our mission to preserve the culture of our cities.

Thank you - Let's make our cities more creative over time, not less, withfriends.

Kunal Gupta

Martha Hipley

Joe Ahearn

--Kunal Gupta, Martha Hipley, & Joe Ahearn

Both Our Revenues and Markets are Growing





Meet the Founders





Kunal Gupta
Co-Founder & Engineer
Founder @babycastles videogames gallery, CoFounder @thesilentbarn music venue, musician @loudobjects

Martha Hipley
Co-Founder & Product / Design
Artist, designer, and coder who has built transparent enterprise data platforms.

Joe Ahearn
Co-Founder & Sales / Support
Community organizer, entrepreneur, and resident of music/arts spaces in NYC for a over decade

AND THE REST OF THE TEAM






Jesse Highstein
Account Management
Former Director of Marketing at Gasa Gasa, Experienced Film Photographer

Carlos Salas
Jeweller
Brown, artist, punk, anarcha, immigrant, intersectional, they/them, survivor

Jon Murphy
Jeweller
NYC Composer & Designer // Guitarist for DAD

Roo Shamim
Jeweller
Social impact researcher. systems thinker. networking fairy






Oriana Leckert
Jeweller
writer, editor, and cultural hipstorian [sic]

Elise Lefteriou
Support Consultant
Experience in Marketing, Digital Design, Web Design, Former Jr. Product Manager of Swellby

Kengo Ikeda-Yeki
Engineering Consultant
Artist, designer & developer. Previously web and android product engineer @ Tumblr

Maneesh Sagar
Business Dev Advisor
Serial Entrepreneur, Purpose driven VC, Board Advisor, and CEO Coach.



Michael Lawrence
Legal Advisor
Entertainment Attorney, Music Lawyer

Raised $308,463 From 121+ Investors

$84,204	$52,676	$14,776	$50,000	$106,807
January 2015	**February 2016**	**June 2017**	**March 2018**	**November 2018**
CONVERTIBLE NOTE	CONVERTIBLE NOTE	SAFE	SAFE	









Fer Yanez Trevino

Managing Partner, Braya, a Mexico City / New York-based advertising and branding agency

Yifu Guo

Founder of Avalon, first Bitcoin miner company, co-founder of CoinApex, tech for Occupy Wall Street.

Tristan Perich

Contemporary/electronic music pioneer, works performed internationally by @bangonacan @calderquartet





John Alexander Farrill

Founder/CTO @ Open Listings (YC W15)

Andrew Wallace

I make games.

Tyler Whitmer

Lawyer by day. Trying to put my money where my values are and have fun in the process.

MORE INVESTORS

Interview

Wefunder interviewed Kunal Gupta on February 27, 2018.

– COLLAPSE ALL

WF: What is Withfriends? ^

GUPTA: KUNAL GUPTA: Withfriends is a tool to help us preserve culture in our cities. Our app helps music venues, art spaces, and people who organize a lot of events set up really good memberships programs, and then we help their audiences discover and buy into them. Running a great monthly membership program can double the revenue of these cultural spaces, which means that they can afford to stay with us in our cities and keep making them beautiful places to live.

WF: What motivated you to start this company? ^

GUPTA: KG: My name is Kunal. I'm a software engineer by trade, but I also used to play in an experimental electronics band called Loud Objects at festivals and art spaces around the world. These cultural institutions supported my art in a way that made me really grateful. As a way of giving back, I got interested in setting up my own cultural institutions to support more artists like myself, so I created a music venue called Silent Barn in Bushwick, Brooklyn with my co-founder Joe and a gallery for video games as art called Babycastles Gallery in Manhattan.

To pull these spaces off, you have to get great at channeling the passion people feel when they are in your space into the nuts and bolts of running a business, like paying rent and staff. The right way do that hasn't always been super clear. Withfriends is a way of sharing our most successful techniques and making it easily accessible as a service to all the people around the world running amazing cultural spaces.

JOSEPH AHEARN: I'm Joe, and I grew up in New York City raised by artists. I've been working for the last decade helping start and manage art spaces, music venues, and galleries, as well as present projects at community-based organizations as scrappy as DIY spaces like Silent Barn, Showpaper, and Death By Audio to spaces as well established as Pioneer Works, Knockdown Center, or Roulette. I worked for almost six years as Program Director for Clocktower, New York's oldest alternative arts project. The founder, Alanna Heiss, is the same woman that started MoMA PS1 in Queens.

MARTHA HIPLEY: I'm Martha. I've been making work as an artist since I moved to New York 10 years ago. I've also led design and development on enterprise software with a specialization in transparent data platforms for companies like Varick Media Management and ASCAP. As an artist, I understand the financial tightrope of surviving in a changing city, and as a designer, I've seen how well-made tools can transform an organization from the inside out.

KG: While we co-founders came to this company via different paths, here's an interesting story. When my gallery, Babycastles Gallery, lost its physical space in 2011, we were in a crisis. But we had a volunteer, Hillary Reeves, who had a degree in arts administration, and she saved us. She helped our team set up and sell memberships for the first time. And then we kept doing events for years without a space, but offered memberships to everyone coming in the door - and in that way eventually built tens of thousands a year in recurring income through memberships. With that amazing support, we founded our new gallery in Manhattan in 2014, which is still awesome and successful right now, on 14th street. Most art spaces aren't as lucky to have this kind of guidance.

So Withfriends, we're trying to bring that power to make spaces last for more art organizers around the world.

WF: How do you work with venues? ^

GUPTA: JA: Many art spaces are putting on events that are quite popular, so it's easier than ever to promote music programs, art programs, and gallery openings. Unfortunately, the spaces themselves don't always have the structure, coordination, or even the capacity to sit someone at the door to try and sell memberships. They are often just too busy.

Instead, these spaces can use Withfriends through Facebook, or their newsletter, or their website, so that we can sit directly in the pathway of the customer checking out on a ticket sale or RSVPing for the event. We give them a very simple pitch with a video and a few easy-to-read sentences about what's exciting about the spaces' mission and why now is the right time for them to get involved. We make it a simple click for them to sign up for accessible membership levels of anywhere from $1 to maybe $10 or $15 a month. The whole experience lasts only about 10 to 15 seconds for the ticket buyer. They're doing what they have always wanted to do -- support their favorite venues and artists -- but there was never anybody there to ask them.

The core thing now is that the space gets the monthly recurring revenue. A lot of the businesses didn't have this because setting up a membership program is a little too hard to conceive of, but if you make it really easy to set up, they suddenly have a monthly, recurring revenue to support their programs.

Additionally, the event organizers now have access to this member's information. They're able to easily contact them at every level. The platform sends them all the information that they need about the event and makes it extremely easy for them to take a lower-tier membership and begin to become more and more deeply engaged emotionally and financially.

WF: How do you know people are willing to hand over more money beyond the price of an event ticket? ^

GUPTA: JA: We were very early Kickstarter users with a venue we founded called Silent Barn. We had an emergency that required money, and we then saw thousands of people become small donors for our space, which was eye-opening. We knew we had been building traction with every person who had come through our door, but never had a way to monetize it or understand it.

KG: This mentality was applied to the success of the Babycastles membership program, which transformed that social capital from emergency support to sustainable support.

We began testing how this applied to a small handful of pilot users, and in 2017, we've collected enough data from our initial user base to show that close to 20% of all audiences are looking to support these organizations beyond the price of the ticket.

Parallel to our own research, Patreon has been growing in popularity, proving that there is a market for small-donor memberships as it applies to digital artists, journalists, YouTube creators, and other kinds of digital creatives. Supporters of these cultural movements clearly want to engage, and need a tool designed for the small businesses around them to do so.

JA: The fundraising infrastructure in all of the United States is set up to focus on the 1% of your audience that might be able to give you $1,000 or more dollars a month, and never really below that. In truth, there's an increasing number of people, as the rents go up in a neighborhood and as cities change, who have the capacity to support these spaces so they can flourish in increasingly difficult financial environments. They're already paying for the ticket and coming to the show, so this helps all those other supporters in the remaining 99%.

WF: Who signs up for the memberships? ^

GUPTA: JA: It's people across the spectrum. The current accounts that we're running are primarily music venues, including a lot of large-scale music venues. Then there's certainly art spaces, galleries, supper clubs, and other places and projects like that. Often it's the spaces that operate as small businesses and the ones that are deeply cared for by the community around them that are most successful on the platform. Certainly, music and art are the backgrounds that we all share, but any of the spaces that are doing programming with a deeply engaged audience has Withfriends as a tool to financially connect with them more easily.

KG: Our mission is to preserve culture and help make cities beautiful, so we're targeting our platform for music venues and art spaces. Our focus is to tell event organizers that have at least 1,000 people coming a month that we're here and that we can convert 20% of that thousand into 200 monthly supporting members of their space, and that their memberships will be a painless and easy process that integrates neatly with their events.

With that in mind, our members are the 20% of existing audiences of these cultural spaces - the really enthusiastic folk that love and appreciate these spaces and have some money beyond the ticket price to give in order to be more connected and involved.

We plan to expand the term culture to include more kinds of small businesses, like fashion, book stores, record shops, barber shops, or any small business is a cultural experience when you compare it to large corporate retail.

When we get there, our membership population will be far more varied, and we'll build cool services to help give them an inspiring membership experience for them to get them more meaningfully connected and in control of the places that they live.

WF: How do you make money? ^

GUPTA: JA: We take a fee for ticket sales, memberships, and fundraising revenue. For fundraising revenue and memberships, we take 5%. That's 5% of each monthly payment. For tickets, we take $1 and 2.5%. Over the last three months, we've had a little over $1,200 in revenue per month.

We've had a few spikes, but the average has been $50 per account per month, so that's what we're targeting for our path forward: $50 a month for each small cultural space.

KG: We've also just added a new type of customer -- the large music venue. We're piloting the first three right now; House of Yes, Le Poisson Rouge, and Elsewhere, each of which we project could sign hundreds of new members up every month. We'll find out more about that model as we build.

WF: How are you measuring progress? ^

GUPTA: JA: We have 88 accounts that we've targeted and are in active discussions with. We plan to be qualifying each new account for at least the rest of the year and maybe indefinitely. Of those 88 accounts, 25 are actively selling tickets and bringing in memberships. There's another 25 in the setup process. These accounts have generated about 8,000 attendees overall, and 20% of those have turned into members, so we've got 1,672 reoccurring members that have pledged almost $80,000. The biggest stats that I share with people when I'm talking to them about signing onto this platform are that it equals almost $10 for every one of their attendees, because if 1 out of every 5 of those attendees signed up for even $1 a month, that's an estimated $12 dollars to their annual budget. Those are the primary stats that we're looking at right now, alongside secondary -- but critical -- stats like our membership cancellation rate (4%) and how long it takes accounts to set up and begin producing fees (1-2 months), as well as our conversation rates from site visitors to signups (close to 10%).

To maintain this growth, which historically has been about 15 new accounts into the system each month, we've built a network of what we've been referring to as "Jewellers." This is essentially a commission-based team of salespeople. They are cultural influencers in New York and other cities around the country who are able to qualitatively approach these accounts and work with them to develop membership programs. We have one sales manager (our Top Jeweller) who's full-time now, and as we scale up the number of jewelers, we'll be scaling the number of sales managers to work with them to make sure they understand how to sell the product at a ratio of about 1 manager per 15 Jewellers. The reason that we use the term "Jeweller" is because we want to recognize all of these spaces as hidden gems in our community. We give them tools to polish the gems and make them shine in ways that people may not have understood before they started using this tool. We have an additional goal of adding one large venue a month, and by the end of February, we had three. For our small venue, $50 per month goals, we hope to get about 300 before the end of the summer, a little under 600 by the end of the year. A lot of this is happening through the Jewellers.

WF: How do you plan to grow your services? ^

GUPTA: KG: We have a new product feature we can't wait to release, which will make our ecosystem collaborative in a way we haven't seen before in the fundraising landscape. Bookers, venues, and artists will be able to link up around memberships and honor each others' benefits at an event they are partnering on.

What that means is that my band, Loud Objects, could have a dozen supporters at $20/month - and they'll get into all of my shows for free. Similarly for bookers & promoters and their supporters. Right now, this kind of setup is so hard to do that it's pretty much inconceivable. The behavior doesn't exist -- even though this is standard practice for institutions on the museum-level -- so this new tool is going to be game-changing and that's exciting. And moreover: bookers, venues, and artists essentially partner on every single event that ever happens, and all of them are excellent fits for our membership tool. Building our platform with their collaboration in mind from the get-go will make it infinitely faster to bring our fundraising services to the people who need them, so it makes sense as a business.

JA: And if that virality theory works, then that should boost our Jewellers' capabilities. We have about 20 to 30 signups we pick from very carefully each month, but we should see that grow too. I can see us, by fall at the latest, moving from private beta to running this collaborative network publicly. We feel like we're at a place where they can intuitively do a good job, in which case we will allow people to get further in the setup process without approval from us and then see how fast we can run the machine. The product will also expand the Jeweller's capabilities, and we expect that to be out of private beta by fall.

WF: Are there other companies doing what you're doing? ^

GUPTA: MH: The closest competitors in this space are obviously Kickstarter, their new product Drip, and Patreon, but none of them are offering this space-related model. No one else is targeting event spaces that already have a strong network of guests. The closest thing that we've researched is Kickstarter's Drip. At best, Drip is suited to artists with a studio practice that can be translated into digital deliverables, and it isn't designed to meet the needs of small businesses and organizations. It shows there's definitely a market space for similar things, but there's no one who's really focusing on the needs of spaces with existing in-person communities.

The territory for making membership programs easy to set up for small businesses is open. You can try to use Patreon for it, but it won't have any integration with the tools you need to manage events. It's very expensive to do that so it doesn't happen very often. And then Drip is this newcomer where we don't know what they're doing. They might decide to follow us or be interested in our space, but they've not shown signs of that so far. Their brand is aimed at creators and the development of individual creator campaigns has been slow. We want to beat them to the market if they decide to pivot into our market.

Other cities have shown a real thirst for this product, and a variety of spaces are trying to do this on their own. We see examples of haphazard, home-grown attempts to create the kind of infrastructure that becomes effortless with our product. Somebody has their Google sheet where they're keeping track of memberships and they hand out a printout -- there's this need, but there are no tools for small businesses. Art spaces are our wheelhouse, but we see the same haphazard attempts at membership programs happening in restaurants, breweries, cafes, and more. Any small business that knows they have a loyal network will want to leverage that value.

WF: Why should potential investors see you as the team that's going to make this a success? ^

GUPTA: JA: We know these spaces intimately, which means we know the way they need to operate in terms of setting up and what those ticket buyers are going to be influenced by. We all have 10 years of experience being on either side of that equation. We understand how stressful it is. We understand how desperately they need the solution that we're putting out. It's not just about knowing the product, but also having the network strategy that is integral to how these spaces survive and flourish through touring musicians, through the promotion of events and programs that they're putting on. Those are the same strategies that we're employing when releasing this product into the world, and we think that it is going to be extremely effective.

KG: We're already seeing that some of our core hypotheses might be true. One is that this is going to be a big year for small dollar memberships. And the other is that it's a critical idea to make it radically easy to set up a great memberships program - which means that it's strategic to focus on integrations. By integrating with Eventbrite, we're proud now to already be working with Elsewhere, Le Poisson Rouge, and House of Yes -- some of the most legendary spaces in New York -- which demonstrates that our team has the insight to make good fundamental assumptions about the right approach.

With investment directly from our friends, family, and community, we can reproduce the success so far at a fast pace while retaining the personal values that inspired us to start this business in the first place, and hopefully inspire you to invest in us.

WF: What's been your biggest challenge so far? ^

GUPTA: KG: While we've all founded and led small to medium businesses, we've led nothing at this scale.

Today, we're at just upwards of 8,000 ticket-buyers. But we're about to launch with some major venues, which - every month - will triple our entire history to date.

That's scary! How do we technically serve that many customers with a fast, great

experience on our platform? How can we manage the impact of bugs? How do we make sure we're saying the right thing to the right person at the right time, times 100,000?

At a small scale, making a mistake for 1% of your customers is nothing - it's 10 people a month, we let it go. But when 1% of your customers encountering a problem is 300 people a month, that's no good.

We're committed to getting this right, but there's a lot of decisions in that matrix and the juggle isn't easy - it's an area we can use mentorship.

Regardless, we believe that the moment is now, and it's only a matter of time before somebody else has a different idea of how to answer the same problems, so it's important that we keep moving as fast as possible.

WF: Why did you decide to raise money through equity crowdfunding? ^

GUPTA: JA: We're running this race, which we've talked about a couple of different times. The most important components of this race are our sales team and branding. We need to nail those as fast as possible and as broadly as possible. This opportunity is available in 2018, and 2018 is when the fate of this particular new form of supporting art spaces is going to be defined. We plan to be the ones who are recognized as the platform to go to and the ones solving this issue. We spent all of last year nailing these projections and we're no longer guessing about how many people will convert, or whether people will convert, or whether this is something that works. We know that it works, and now we just need to get it out there to as many quality art spaces as we can.

We went with a crowd-equity platform because of how we've lived our lives before starting this company. The reasons why we started the company in the first place are all based on how we can make supporting the projects that we care about as accessible as possible. We've learned a lot about how the investment structures work for a company of our scale, and we're very excited about what crowdfunding offers communities beyond your typical investor. We want the platform that we're building to not only support and create value for the venues, but we would love to make the entire investment structure accessible to not just the 1% of our audience that might be able to help us close our round on their own, but the whole 20% of that community that really cares about what we're doing and believes in it.

KG: Inequality is one of the biggest problems of our time right now. We need to close the wealth gap. We have a track record of working extremely hard to deliver on promises to previous investors in other projects, and we're relentless about succeeding. If we can move at least some of the profit of that investment to the community that supports these spaces, that's much better for our personal identities and motivation to work hard than another form of funding. It would be awesome if crowdfunding can scale up forever, but at least we want to start here.



Ask a Question

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Ilona Mooney Nov 19

Hi, love what you're doing, and thinking of investing! Noticed the latest financial numbers were from March. Could you share your monthly revenue from March to October?

ANSWER IGNORE

Montier Robert Apr 14 2018

Hello, I'm MONTIER ROBERT; Private investor. I opted for the financing of projects to financially support all serious people with projects. Contact me if you need. Here is my mail:montierrobert12@gmail.com

ANSWER IGNORE

Khari Francis Nov 21

Hello - I notice the funding history dates back to 2015. is this the first CF on wefunder? Is it possible you guys will have another CF on wefunder? If so, will that be based on running out of funds or expanding operations. just wondering context around your funding history. What's the average investment of your 107 investors? Thanks

ANSWER IGNORE



Kunal Gupta Co-Founder & Engineer FOUNDER Nov 22







Kunal Gupta Co-Founder & Engineer **FOUNDER**   Nov 22 ∨

Hi there! CF investment has only been legally possible since mid-2016, and this is the first investment we've organized on Wefunder. (Earlier funding in 2015 was a friends and family round put together at inception)

We expect to include a CF portion in subsequent rounds as well, as often as regulation allows. The thesis of both Wefunder, and our team, is that we should make an honest opportunity available for the community we represent to be able to join every investment round we organize. That being said, we believe the next CF round is not legally possible until December 2019.

If we were to raise in 2020, we would do it to expand after having proven two things a) the basic concepts, when refined, are scalable and we've honed in on business fundamentals for customer acquisition and success that are sustainable b) we have more knowledge about the best strategies for expansion, especially the potential adjacent markets, for example, via an integration with a point-of-sale, so that we can learn which kinds of local businesses are the strongest fits for Withfriends. Our plan for 2019 is based around those two goals!



Kunal Gupta Co-Founder & Engineer **FOUNDER**   Nov 22 ∨

Interesting question! The average investment of our 116 finalized investments at this time is $707, and if we remove the really large investments, it's $500.

Ilona Mooney   Nov 19 ∨

Re earlier question: Thank you for the quick response and sharing the latest numbers. And congratulations - that's really well done, great looking numbers! Shows you're on track!

I have a few follow-up questions:

1. Where is the growth from - from new accounts, or do you see number of members growing over time in old accounts? I'm wondering if you're seeing the same x% of attendees to convert to members, and the rate staying the same, or if you convert more people over time.

2. Does the revenue come from a few very successful customers, or is it spread more evenly between larger number of customers?

3. I noticed it's a full ticketing + members solution, and if I understood correctly, you ask customers to switch their ticketing solution to yours. I also noticed you're investing most of the raised money in sales. When the spaces pay between 50-200usd a month, it won't pay for traditional sales people, so it may be worthwhile test how you could sell more efficiently. What's the biggest objection/roadblock to selling Withfriends to cultural spaces today?

I'm just guessing here that switching systems may be lots of friction for non-tech people - have you tried selling just memberships, letting them keep whatever ticketing system they have?

For example, you could offer a html block they could add to ticket confirmation, or a simple email for all event attendees, that sells memberships and links back to your site for purchase. That way you wouldn't have to convince them to change a system, but you could just give them an email that they could literally just test out with the next event.

Anyways, congratulations for the great progress and good luck to the last two days of this fundraising!

ANSWER   IGNORE



Kunal Gupta Co-Founder & Engineer **FOUNDER**   Nov 19 ∨

Hi Ilona,

Thanks for the thoughtful questions, and the support.

-- Growth --

Recent growth is primarily based on activation of existing accounts. New accounts currently typically take a month to generate fees, then 2 more months to operate at their full pace.

-- Conversion --

Conversion from audience to memberships has shockingly stayed consistent at around 20%. We have lots of product plans to improve that conversion, by making it simple to become a member when you're at a space.

As far as onboarding accounts, growth right now is linear. That's because we're in private beta, and qualify each sign-up for a fit.

In the next 6 months, we'll release an updated version - Withfriends will be drop dead simple to use. This will shorten time to maturity and increase the funnel size (as venues will be able to easily sign up and list memberships and events themselves).

-- Breakdown --

It's top-heavy - 1/10th of our customers generate half the revenue. We've updated our strategies to focus on onboarding more of those, while we believe the ratio will remain - for each very successful customer we target and onboard, another 4 will sign up organically and will likely be the lower bracket.

-- Sales Team --

Exactly! Here's how we do it - we incentivize artists and organizers (referred to as "Jewelers") to onboard prime Gems (great culltural spaces) by offering them a percentage-based commission on how much money is raised by each Gem. Our full time employees then manage and advise this community of jewelers.

Our biggest roadblock now is that activation of a venue from sign-up to launched takes too much time and work, which is because the product is not yet drop dead simple to use, a hurdle we plan to overcome within 6 months.

-- Other Ticketing Software --

Exactly! We built an integration with a major and dominant ticketing company, and it's performing really well for large music venues on Withfriends. We created this integration because some cultural spaces are in contract with other ticketing supplies, and we'd hate for them to lose out on the benefits of a thriving membership program.

We agree with your insight, and believe the best strategy is to sit squarely in the membership space over time. So we're also building Point-of-Sale (e.g. Square) integrations to complement our ticketing integration, which will allow audiences to become members while they're paying drinks at the bar or buying merchandise, and receive even more member benefits.

This POS integration can also help us, over time, expand the kinds of customers we serve, to include the 6-7 million small local businesses that make up the backbone of American culture - and that are driven by loyal relationships - your favorite barber shop, nail salon, restaurants, breweries, record stores, bookstores, bars.

Thank you!

Ilona Mooney Nov 19

Hi, love what you're doing, and thinking of investing! Noticed the latest financial numbers were from March. Could you share your monthly revenue from March to October?

ANSWER IGNORE



Kunal Gupta Co-Founder & Engineer FOUNDER Nov 19

Hi Ilona, excited that you're thinking about investing - and that you asked this question.

Here's the last 6 months of revenue on Withfriends.

May: $1881.21

June: $2544.05

July: $2000.42

August: $2176.89

September: $2888.32

October: $3944.32

The last two months, we grew over 30% each month. Our decisions across the next 6 months are anchored in the goal to grow 20% every month, breaking $10KMRR by June.

Kevin King Nov 7

How can I further support Withfriends outside of investing?

ANSWER IGNORE



Martha Hipley Co-Founder & Product / Design FOUNDER edited Nov 7

Hi Kevin! There are some great ways you can support Withfriends outside of investing. You can write a mail and introduce a friend who may invest to our founding team at *team@withfriends.co*, share our Wefunder investment page on your socials and let them know why you invested in us, or even introduce us to a favorite cultural space might be a fit for our platform!

Robert W Neill Jr May 26

How many active revenue producing venues do you have so far?

ANSWER IGNORE



Joe Ahearn Co-Founder & Sales / Support FOUNDER May 26

Hi Robert! 👋 Thanks for asking.

As of May 1st, ee have 83 businesses on Withfriends.

41 generate revenue ($150/mo average this quarter, $114/mo all quarters) by selling tickets and memberships, for which we take a transaction fee.

In addition, 16 are fully set up, but haven't publicized their launch, so many will generate revenue very soon. The remaining 26 are not fully setup and are like users in progress - we expect about a third to generate revenue.

Jason Tompa Apr 12 2018

How do you say you had 100k in added revenue when total revenue was 6k?

ANSWER IGNORE



Kunal Gupta Co-Founder & Engineer FOUNDER Apr 13 2018

Hi Jason! Good question! We've brought almost $110k now in new annual revenue for art spaces & music venues using Withfriends - the stats are live on our front page @ *https://withfriends.co*. Meanwhile, Withfriends earns money by taking 5% of that number for the company, plus 2.5% + $1 for every ticket sold. Does that answer the question? Finally, total revenue was $6K at the end of 2017, but total revenue now as of April 1st is more than double that at $13K, which you can compare against the $110K above to get a sense of the value we create for customers versus the value we capture to help us bring Withfriends to more customers.

John Alexander Farrill INVESTOR Mar 29 2018

What's a jeweller?

ANSWER IGNORE



Joe Ahearn Co-Founder & Sales / Support FOUNDER Mar 29 2018

Jewellers are our network of cultural influencers - people who we know have deep connections with inspiring spaces throughout their respective communities. We use the metaphor of Gems for our accounts. The Jewellers find these hidden Gems and polish them so everyone can see how bright and powerful they are (i.e. how much support they have). Literally-speaking, they propose account leads, work with them (alongside our technical support team) to design and launch an exciting membership program, and then stay in touch with them month by month as they build up their base

then stay in touch with them month by month as they build up their base.

In exchange Jewellers are compensated a with perentage of the fees that Withfriends collects from the accounts for as long as they continue to Jewell (continue to support) their respective Gems.

We use terminology like this to redefine the formal commission-based sales model, as many of the people we are most interested in working with are approaching this with the intention of building sustainable support for their respective communities and wouldn't imagine it in that framework, but that is the model it's based on.

You can see the language we share with Jewellers when first reaching out to them here - *https://medium.com/@withfriends/jeweling-withfriends-9f4516f8fc1a*

